U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
President and
Chief Executive Officer

Date: March 31, 2014

NEWS RELEASE
Corporate	Investors
MFC Industrial Ltd.	Cameron Associates
Rene Randall	Kevin McGrath
1 (604) 683 8286 ex 224	1 (212) 245 4577
rrandall@bmgmt.com	kevin@cameronassoc.com

MFC INDUSTRIAL LTD. REPORTS RESULTS FOR THE YEAR ENDED DECEMBER 31, 2013
- Revenues increased by 68 percent -

NEW YORK (March 31, 2014) . . . MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) announces its results for the year ended December 31, 2013 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). (All references to dollar amounts are in United States dollars unless otherwise stated.)

2013 HIGHLIGHTS
For the year ended December 31, 2013

▶	Revenues increased by 68% to $813.9 million for the year ended December 31, 2013, compared to the same period in 2012.

▶	EBITDA was $65.4 million for the year ended December 31, 2013.*

▶	Net income for the year ended December 31, 2013 decreased to $9.7 million, or $0.15 per share on a diluted basis, compared to $200.1 million, or $3.20 per share, for the same period of 2012.* This was primarily due to the recognition of a bargain purchase of $218.7 million, or $3.50 per share, in the 2012 period and higher costs of sales, depletion and impairments in 2013.

▶

Completion of a participation arrangement with a drilling partner at Niton (the “Drilling Partner”), who will spend a minimum of CDN$50 million to drill at least 12 net wells on our undeveloped lands in the next three years. MFC can elect to participate for 30% on a look-back basis in such wells or we can elect to receive a 10% gross royalty on the related production. In addition, we will process a substantial portion of the natural gas though our processing plant. Our Drilling Partner has already commenced drilling its first well.

▶	Annual cash dividend for 2013 was $0.24 per common share and was paid in equal quarterly installments of $0.06 per common share.

▶	Our natural gas hedges currently consist of an outstanding short position of approximately $87.5 million of NYMEX natural gas swaps with maturities ranging from August 2014 to March 2015 at an average weighted price of $4.39 per mcf.

▶	Maintained the integrity of our balance sheet and financial ratios.

*Note: EBITDA (earnings before interest, taxes, depreciation, depletion and impairment) is not a measure of financial performance under IFRS, has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under IFRS. See page 6 of this news release for a reconciliation of our net income to EBITDA. Certain 2012 figures were recast. Please refer to notes 3 and 41 of our audited annual financial statements for the year ended December 31, 2013.

PAGE 1/16

Our net income for the fourth quarter of 2013 was disappointing, even though we saw revenue growth. This situation primarily arose from comprehensive internal reviews that were carried out at year end which resulted in significant non-cash adjustments totaling $15.1 million.

2013 MAJOR DISAPPOINTMENTS
For the three months ended December 31, 2013

▶	Our net loss of $12.6 million for the fourth quarter of 2013 was disappointing.

▶	Primary cause of the loss:

  Increased general and administrative expenses without immediate benefit.
  Reduction in our non-cash deferred income tax assets - $4.9 million.
  Adjustment of non-cash depletion and depreciation - $4.1 million.
  Non-cash impairment charge on our resource properties primarily because of a change in the forward price used in the 2013 valuation versus 2012 which projected a lower long-term price for natural gas - $6.1 million.

In 2013, our revenues grew by 68% compared to the same period in 2012. This was good progress, but we can certainly improve. Our EBITDA for the year was $65.4 million.

2014 MAJOR DEVELOPMENTS
Subsequent events for the three months of 2014

▶

Our acquisition of a 100% interest in FESIL AS Group (“FESIL”), a vertically integrated supply-chain management company with a production facility in Norway, is completing concurrently herewith. They also have sales companies in Germany, Luxembourg, Spain, the United States and China and an interest in several quartz deposits in Spain. Headquartered in Trondheim, Norway, FESIL is one of the leading producers of ferrosilicon, an essential alloy in the production of steel, stainless steel and cast iron.

▶

On February 11, 2014, Cliffs Natural Resources (“Cliffs”), the operator of the Wabush Mine (“Wabush”), announced that it will idle Wabush by the end of the first quarter of 2014 due to high operating costs at the mine. We have started a dialogue with other stakeholders to rationalize this asset.

▶

On March 11, 2014, MFC acquired F.J. Elsner & Co GmbH (“Elsner”), a global commodities supply company which was founded in 1864, with its head office based in Vienna, Austria. Elsner is focused on a full range of steel and related products.

▶	In March 2014, MFC announced its annual cash dividend for 2014 will be $0.24 per common share, as well as the appointment of a new Chief Financial Officer.

▶	Our goal for 2014 is to double our commodities and resource revenue and realize the related margins as we integrate the new companies.

PAGE 2/16

FINANCIAL HIGHLIGHTS All amounts in thousands, except per share amount and ratios
December 31, 2013
Cash, cash equivalents and securities	$334,241
Short-term deposits	4,381
Trade receivables	115,678
Current assets	711,021
Total assets	1,318,598
Current liabilities	314,709
Working capital	396,312
Current ratio*	2.26
Acid test ratio*	1.60
Total liabilities	618,857
Shareholders’ equity	699,570
Equity per common share	11.18

*Note: The current ratio is calculated as current assets divided by current liabilities. The acid test ratio is calculated as cash and cash equivalents plus short-term cash deposits, short-term securities and receivables divided by total current liabilities (excluding liabilities relating to assets held for sale).

LIQUIDITY

As at December 31, 2013, we had cash and cash equivalents, short-term deposits and securities of $338.6 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio.

LIQUIDITY All amounts in thousands
	December 31, 2013	December 31, 2012
Total debt (current/long-term portions)	$234,740	$162,993
Less: cash and cash equivalents	(332,173)	(273,790)

Net debt (net cash & cash equivalents)	(97,433)	(110,797)
Shareholders' equity	699,570	730,587

PAGE 3/16

LONG-TERM DEBT

The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders' equity.

LONG-TERM DEBT AND DEBT METRICS All amounts in thousands, except ratio
	December 31, 2013	December 31, 2012
Long-term debt, less current portion	$ 189,871	$ 118,824*
Shareholders' equity	699,570	730,587
Long-term debt-to-equity ratio	0.27	0.16

*Note: This table does not include the term financing relating to our gas processing plant as it involved a purchase option and future processing fees. The option was exercised in 2013.

CREDIT FACILITIES

We maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term and are used for day-to-day business and structured financing activities in commodities. The amounts drawn under such facilities fluctuate with the type and level of transactions being undertaken.

As at December 31, 2013, we had credit facilities aggregating $511.6 million, comprised of: (i) unsecured revolving credit facilities aggregating $220.5 million from banks; (ii) revolving credit facilities aggregating $68.9 million from banks for structured solutions, a special trade financing where the margin is negotiable when the facility is used; (iii) a non-recourse factoring arrangement with a bank for up to $130.9 million for our commodities activities. We may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; (iv) a foreign exchange credit facility of $53.3 million with a bank; and (v) secured revolving credit facilities aggregating $38.0 million. All of these facilities are renewable on a yearly basis.

CASH FLOWS

Due to the type of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by overall liquidity and credit availability. The global commodity supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities financing and general and administrative expenses.

RESULTS FOR THE YEAR ENDED DECEMBER 31, 2013

Total revenues for the year ended December 31, 2013 increased 68% to $813.9 million, compared to $485.7 million in 2012. Revenues were up for the year ended December 31, 2013 because of several factors, including the integration of our new operations and increases in volumes for some of our commodities.

EBITDA for the year ended December 31, 2013 increased to $65.4 million. EBITDA has significant limitations as an analytical tool and should not be considered in isolation or as a substitute for our results as reported under IFRS. See page 6 of this news release for a reconciliation of net income to EBITDA.

PAGE 4/16

Net income for the year ended December 31, 2013 decreased to $9.7 million, or $0.15 per share on a diluted basis, from $200.1 million (which included a bargain purchase gain of $218.7 million), or $3.20 per share on a diluted basis, for the same period last year. Net income for the year was down primarily due to:

  higher costs of sales;
  depreciation and depletion;
  impairments and income tax adjustments; and
  the catastrophic flooding in Alberta, Canada.

The income statement for the year ended December 31, 2013 includes non-cash depletion and depreciation expenses of approximately $28.1 million, as well as an impairment charge of $6.1 million, representing an aggregate of $0.54 per share on a diluted basis. Depletion and depreciation are non-cash expenses and represent the amortization of the historical cost of our natural gas assets and other assets over their economic life. They are income statement expenses but are added back in the cash flow statement.

Revenues for our commodities and resources business were $778.5 million for the year ended December 31, 2013, compared to $455.9 million for the same period in 2012. Included are the gross revenues generated by our iron ore royalty interest which, for the year ended December 31, 2013, were approximately $25.7 million, compared to $29.1 million in 2012. A total of 2.8 million tons of iron ore products were shipped during 2013, compared to 3.2 million tons shipped during the same period in 2012.

Revenues from our merchant banking business were $12.6 million for the year ended December 31, 2013, compared to $11.8 million for the same period in 2012.

Other revenues, which encompass our corporate and other operations, were $22.9 million for the year ended December 31, 2013, compared to $18.0 million for the same period in 2012.

Costs of sales increased to $710.4 million during the year ended December 31, 2013 from $406.7 million for the same period in 2012. Selling, general and administrative expenses increased to $63.1 million for the year ended December 31, 2013 from $47.7 million for the same period in 2012.

OVERVIEW OF OUR RESULTS FOR THE YEAR ENDED DECEMBER 31, 2013

Our total revenues by operating segment for each of the years ended December 31, 2013 and 2012 are broken out in the table below:

REVENUES All amounts in thousands
	December 31, 2013 twelve months	December 31, 2012 twelve months
Commodities and resources	$ 778,487	$ 455,898
Merchant banking	12,568	11,751
Other	22,883	18,010

Total revenues	$ 813,938	$ 485,659

PAGE 5/16

Our net income from operations for each of the years ended December 31, 2013 and 2012 are broken out in the table below:

INCOME FROM OPERATIONS All amounts in thousands, except per share amounts
	December 31, 2013 twelve months	December 31, 2012 twelve months
Commodities and resources	$7,350	$(23,946	)(1)
Merchant banking	18,293	231,632	(2)
Other	(9,564)	(9,301)

Income before income taxes	16,079	198,385
Income tax recovery (expenses)	(1,574)	8,528
Resource property revenue tax expenses	(5,003)	(5,902)
Net loss (income) attributable to non-controlling interests	163	(867)

Net income attributable to our shareholders	$9,665	$200,144

Earnings per share, diluted	$0.15	$3.20

Notes:	(1)	Including impairment of interest in resource properties of $42.6 million and inventory write-off of $19.4 million in a former subsidiary.
	(2)	Including bargain purchase of $218.7 million.

EBITDA BREAKDOWN

EBITDA is defined as earnings before interest, taxes, depreciation, depletion and impairment. Management uses EBITDA as a yardstick measurement of its own operating results, and as a benchmark relative to its competitors. Management considers it to be a meaningful supplement to net income as a performance measure primarily because we incur depreciation, depletion and impairment expenses and EBITDA generally represents cash flow from operations. The following table reconciles our EBITDA to net income for the year ended December 31, 2013.

EBITDA (earnings before interest, taxes, depreciation, depletion and impairment) All amounts in thousands
December 31, 2013
Net income	$9,502
Income taxes	6,577
Finance costs	15,172
Depreciation, depletion and impairment	34,162

EBITDA	$65,413

PAGE 6/16

UPDATE ON OUR NATURAL GAS & MIDSTREAM FACILITIES

Since the acquisition of the natural gas and midstream facilities, which significantly expanded our global commodities platform into the energy sector, we have been determined to expand these operations as they present an opportunity for growth through value-added projects and the consolidation of regional gas production. To this end, we are in the process of segregating our various operations into three distinct energy divisions:

MFC Energy (“MFCE”)

MFCE will act as the corporate office and administrative center for all these energy divisions. It will seek to leverage the existing asset base in transactions that add value to MFC and its shareholders.

MFC Processing (“MFCP”)

This entity will manage the existing natural gas processing assets of MFCE on a standalone basis. The following table sets out our average sales prices, operating costs, royalty amounts, transportation costs and total production for the year ended December 31, 2013:

NATURAL GAS WELLS (COSTS AND PRODUCTION) All amounts in Canadian dollars, except production numbers
For the year ended December 31, 2013
	Natural Gas	NGLs (1)	Crude Oil	Total
	($/mcf)	($/bbl)	($/bbl)	($/boe)
Price(2)	$ 3.46	$ 75.63	$ 84.98	$ 30.72
Royalties	0.62	24.53	20.78	6.81
Transportation costs	0.14	4.92	2.29	1.37
Operating costs(3)	---	---	---	12.38
Production(4)	17,522 mmcf	411.6 mboe	118.7 mbbl	3,450 mboe

Notes:	(1)	Includes sulphur.
	(2)	Average sales price includes third party processing fees.
	(3)	A portion of our natural gas production is associated with crude oil production. Excludes the impact of hedging on prices and does not include non-cash operating costs of CDN$8.96 per boe consisting of depletion and depreciation. Operating costs per individual product are not available as they are charged to gas production only and any allocation would be arbitrary.
	(4)	Net of other working interests.

Our land bank as at December 31, 2013 was 268,875 net undeveloped acres (1,088.1 square kilometers) which we do not plan to sell or develop at this time.

We will develop midstream businesses at our existing Mazeppa facility, and identify and grow the midstream business through re-purposing existing midstream assets or by investing in new projects.

The restructuring of this emerging midstream business is underway with several MFCE assets identified to be created or transferred to this new division, including:

  Consolidation of the processing facility in the Niton area (the “Niton Plant”) into MFCP. The Niton Plant will process substantially all gas produced under the participation agreement.
  Consolidation of the processing facilities in the Callum & Cowley area into MFCP.

PAGE 7/16

  Consolidation of our compression and gas gathering system, which is one of largest such systems in Southern Alberta.
  Construction of a 15MW generating plant at our facility, which is proceeding on schedule.
  Increasing the Niton Plant’s capacity through a debottlenecking project to increase processing revenue from our Drilling Partner and from other third party production. New drilling from our Drilling Partner should increase natural gas production in the area.
➢	Our Drilling Partner will spend a minimum of CDN$50 million to drill at least three new wells per year for a total of 12 net wells (to a minimum of 800 horizontal meters each) during the initial three-year term. They are in the process of completing drilling of the first well.
➢	Our Drilling Partner will pay 100% of the drilling and completion costs of each well at its own sole risk and expense.
➢	After a well is drilled and there is continuous production, we can elect to participate for up to a 30% working interest in each well on a look-back basis by paying 25% of its actual costs; or we can elect to receive a 10% gross royalty on future production instead.
➢	Drilling is currently underway.
  Planning strategies for a deep-cut and fractionation plant that will generate additional revenue from the sales of natural gas liquids (extracted from natural gas) including: ethane, propane and butane.
MFC Marginal Wells (“MFCW”) (in development)
  Provide up-stream marginal well production and services.
  Focus on improving production through innovation and cost optimization.
  Acquire similar marginal well assets and apply best practices to lower costs or raise production through economies of scale and technical ability.
➢	MFCW would be an upstream-marginal well operator and a service provider.
➢	MFCW’s assets would be comprised of certain MFCE’s assets located in Southern Alberta which share similar operating characteristics.
➢	This division was created to operate a specialized low-cost structure that the shallow, dry and low-production wells require. In addition to the existing MFCE assets, MFCW would grow through the acquisition of similar assets that are accretive in terms of reduced operating costs and increased production.

Hedging Natural Gas Derivatives

In December 2013, to hedge the volatility of natural gas prices and organically long nature of our natural gas subsidiary, we entered into a short position of long-term NYMEX natural gas swaps with a notional value of approximately $50 million.

In January and February, as natural gas prices continued to rise, we increased our position using shorter-duration swaps which had risen with the uncharacteristically cold winter weather. We continue to hold these hedging derivatives and, as of March 28, 2014, we were short approximately $87.5 million of NYMEX natural gas swaps with maturities ranging from August 2014 to March 2015 at an average weighted price of $4.39 per mcf.

PAGE 8/16

UPDATE ON OUR COMMODITIES PLATFORMS

In 2013 MFC Commodities GmbH (“MFCC”) continued to intensify its business relationships with the wood pellets industry, which started in 2005. The global pellets industy is growing not only in Europe but also in North America. MFCC will now purchase wood pellets from their production in the United States and transport the goods by sea to Europe.

MFCC has further strengthened its focus on structured supply chain transactions, in combination with its logistics expertise. For example, MFCC has entered into an offtake agreement with a Yakutian producer of sawn larch wood and structured the transaction. Besides sales and risk management, transport logisitics from Yakutia to Europe are a key element of such a transaction.

MFCC has continued to integrate its supply chain and logistics activities in order to enhance business opportunities on a global scale. We have been able to identify additional sourcing opportunities and have expanded our sales teams and continue to search for specialists in these new markets.

The importance of MFC China continues to grow with our expansion, primarily in sourcing and supply. The allocation of additional staff to work alongside existing employees in China will improve our communications, quality control and logistics.

UPDATE ON THE ROYALTY INTEREST (WABUSH MINE)

For the year ended December 31, 2013, Cliffs shipped a total of 2,840,039 tons of iron ore pellets and concentrate, compared to 3,189,443 tons in 2012. The average gross royalty realized price per ton (ore pellets and/or concentrate) for the year ended December 31, 2013 was CDN$9.35.

In February 2014 Cliffs announced a significant reduction in previously planned 2014 capital expenditures and, due to the current pricing environment, decided to idle Wabush by the end of the first quarter of 2014.

This will have an effect on our earnings going forward and we have now started a dialogue with other stakeholders to rationalize this asset.

2014 MAJOR DEVELOPMENTS (SUBSEQUENT EVENTS)

FESIL AS Group

Our acquisition of FESIL is completing concurrently herewith. FESIL is a vertically integrated commodity supply chain company with a production facility in Norway, sales companies in Germany, Luxembourg, Spain, the United States and China, and an interest in quartz deposits in Spain.

Headquartered in Trondheim, Norway, FESIL is one of the leading producers of ferrosilicon, an essential alloy in the production of steel, stainless steel and cast iron.

FESIL's melting plant is located in Mo i Rana and produces a range of ferrosilicon products including granulated and refined qualities (high and semi-high purity), which makes up the bulk of its production. Annual capacity of the plant

PAGE 9/16

is approximately 80,000 tonnes of ferrosilicon and 23,000 tonnes of microsilica. The facility is certified according to ISO 9001 and ISO 14001 and complies with Norway’s strict environmental and operational requirements. The purchase price of approximately 500 million Norwegian Krone (approximately $82 million) is based on the net tangible asset value as of September 30, 2013, and will be adjusted to reflect the fair value of certain assets and the operating results over the period to final closing. In addition to the purchase price, MFC will pay a royalty based on tiered ferrosilicon production at the Mo i Rana facility for two years, which is expected to equal approximately 2.9% of ferrosilicon revenue per annum at full production. FESIL reported net revenues in 2013 of approximately 2.9 billion Norwegian Krone (approximately $487.5 million) with its alloy production representing just over 25% of net revenue. Approximately 60% of FESIL’s ferrosilicon production is sold directly through its own sales offices to customers which include some of the world’s leading steelworks, aluminum/iron foundries and chemical groups. The sales offices also sell a number of complementary products including ferroalloys, metals, minerals, and specialty products. FESIL is a strategic acquisition that will add geographic reach, a diverse product portfolio, an established brand name, a well-respected management team and excellent employees to our global commodity supply-chain platform.

F.J. Elsner & Co. GmbH

In March 2014, MFC acquired a 100% interest in Elsner, a global commodity supply chain company focused on steel and related products with offices in Vienna, Austria and which was founded in 1864.

Elsner’s offerings include a full range of steel products including slabs, booms, billets, hot rolled steel plates, hot and cold rolled coils and sheets, reinforcing bars, galvanized material, pipes, tubes and merchant bars. Elsner has longstanding relationships with many steel mills in Eastern and Southern Europe as well as the Baltic States and the CIS.

Revenue for the fiscal year ended June 30, 2013 was $145.5 million and they offer significant diversification with their products, customers and suppliers. The purchase price is for nominal consideration and certain contingent payments. The following highlights certain opportunities related to the acquisition of Elsner:

  We will now offer structured solutions to Elsner’s customers and suppliers.
  The ability to market steel related raw materials to our current suppliers and industry contacts.
  Our supply chain structured solutions will reduce risks and expand the customer base.
  We may enter into exchange transactions for the supply of raw materials for offtake products with customers.

Elsner is a company now approaching its 150th anniversary and provides MFC with a solid customer base, an excellent product portfolio and an extremely well-respected management and trading team which will enhance our global supply chain platform.

2014 Cash Dividend

On March 24, 2014, MFC Industrial Ltd. announced that its Board of Directors has declared an annual cash dividend for 2014 of $0.24 per common share. The 2014 cash dividend will be paid in quarterly installments by the Company.

The first payment of $0.06 per common share will be paid on April 22, 2014 to shareholders of record on April 10, 2014. For such payment, the Company's common shares will trade ex-dividend on April 8, 2014. The remaining quarterly dividend payments in 2014 are expected to be made as follows:

  Second payment of $0.06 will be made July;

PAGE 10/16

  Third payment of $0.06 will be made September; and
  Final payment of $0.06 will be made November.

The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada). The declaration, timing and payment of future dividends will depend on, among other things, the Company’s financial results.

Chief Financial Officer Appointment

The Company also announced on March 24, 2014, that its Board of Directors had appointed James M. Carter as Chief Financial Officer. He is a Chartered Accountant with over 40 years of experience in both public and private companies, with an emphasis on the commodities sector and international business markets. He has served as Vice-President of the Company for over 15 years.

The Board

The Board of Directors also elected Peter Kellogg as Chairman and appointed Dr. Shuming Zhao as a Director of the Company. The Company is continuing its search for a new CEO and announced that Michael Smith currently intends to retire at the annual meeting of the Company scheduled for the end of this year.

Mr. Smith will continue to serve as a Director of the Company and plans to work with the Board in searching for a successor to ensure an orderly transition.

Corporate Changes

The Board of Directors of the Company has also determined to declassify its Board structure so that all of the Company's Directors will be elected on an annual basis. It is intended that amendments to the Company’s Articles will be submitted to the Company’s shareholders at its next annual meeting to effect this change. In addition, the Board terminated the Company’s shareholder rights plan agreement dated November 11, 2013.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $2.2 million for the year ended December 31, 2013.

COMMENTS

Michael Smith, President and Chief Executive Officer, commented: “The supply of commodities is a top-line driven business with narrow margins and cyclical movements affect our operating results accordingly. As the overall world economy continues to recover and grow, we anticipate these revenues and operating results will be enhanced. With the expansion of our commodity platform into new products and new markets, we saw pricing of some commodities come under pressure during the year. We still need to improve our margins as they are not at what we believe are acceptable levels.

In addition to this anticipated organic growth, the recently announced acquisitions of FESIL and Elsner are expected to significantly increase our commodities and resources revenues, which were $778.5 million in 2013, and provide a meaningful contribution to net income.

We have kept to our historic policy, which with any expansion or acquisition is to not dilute our

PAGE 11/16

shareholders by issuing any new shares, as well as maintaining our financial discipline with our balance sheet and financial ratios.”

Mr. Smith concluded, “On a very personal note we announced the passing of one of our Directors this year, Robert Ian Rigg. Ian was a valuable member of the Board since 2010 and was the chair of our audit committee and a member of our corporate governance committee. Ian provided indispensable guidance to the Company in financial matters over the years. He will truly be missed.”

Shareholders are encouraged to read the Company’s entire Annual Report on Form 20-F, which includes annual audited financial statements and management’s discussion and analysis for the year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission and Canadian securities regulators today, for a greater understanding of the Company.

Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review MFC’s announcement and results. This call will be broadcast live over the Internet at www.mfcindustrial.com. An online archive will be available immediately following the call and will continue for seven days. You may also listen to the audio replay by phone by dialing: 1 (888) 286 8010, using conference number 53534174. International callers dial: 1 (617) 801 6888.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities related to the integrated combination of commodities and resources interests. We also provide logistics, financial and risk management services to producers and consumers of commodities. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

This document contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including, without limitation, statements regarding our future plans, including in respect of partnerships and joint ventures respecting our processing facilities and related expansion projects, implementation of current strategies and our plans for our projects and the future plans and projections of the operator of our royalty interest. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions and activities of operators of our resource interests or any revisions to their current plans and projections, which could be made without notice to us; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions or development plans; (viii) our ability to realize the anticipated benefits of our acquisitions; (ix) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (x) counterparty risks related to our trading activities; (xi) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our resource interests (xii) delays in obtaining requisite environmental and other permits or project approvals; (xiii) potential title and litigation risks inherent with the acquisition of distressed assets; (xiv) risks related to exploration, development and construction of a previously shut-down mine project, including the suitability and integrity of historic mine structures; (xv) the availability of services and supplies; (xvi) operating hazards; and (xvii) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in

PAGE 12/16

accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and our Management’s Discussion and Analysis for the year ended December 31, 2013, filed with the Canadian securities regulators.

AUDITED FINANCIAL TABLES FOLLOW –

PAGE 13/16

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
December 31, 2013 and 2012
(Audited)
(United States Dollars in Thousands)

ASSETS

	December 31,	December 31,
	2013	2012
Current Assets

Cash and cash equivalents	$332,173	$273,790
Short-term cash deposits	4,381	182
Securities	2,068	6,658
Restricted cash	312	889
Trade receivables	115,678	72,820
Other receivables	30,409	18,314
Inventories	88,844	142,925
Real estate held for sale	12,676	12,210
Deposits, prepaid and other	27,136	27,833
Assets held for sale	97,344	124,192
Total current assets	711,021	679,813

Non-current Assets

Securities	2,465	9,637
Equity method investments	24,366	22,382
Investment property	-	34,152
Property, plant and equipment	94,493	80,139
Interests in resource properties	359,822	383,745
Hydrocarbon probable reserves	75,267	99,142
Hydrocarbon unproved lands	31,354	31,701
Accrued pension assets, net	1,259	-
Deferred income tax assets	17,941	19,136
Other	610	776
Total non-current assets	607,577	680,810
Total assets	$1,318,598	$1,360,623

PAGE 14/16

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (cont’d)
December 31, 2013 and 2012
(Audited)
(United States Dollars in Thousands)

LIABILITIES AND EQUITY

	December 31,	December 31,
	2013	2012
Current Liabilities

Short-term bank borrowings	$129,783	$150,396
Debt, current portion	44,869	44,169
Account payables and accrued expenses	126,649	79,403
Facility term financing	–	10,462
Income tax liabilities	1,891	2,866
Deferred sale liabilities	–	26,637
Liabilities relating to assets held for sale	11,517	29,806
Total current liabilities	314,709	343,739

Long-term Liabilities

Debt, less current portion	189,871	118,824
Facility term financing	–	12,263
Deferred income tax liabilities	3,571	3,391
Decommissioning obligations	105,854	136,642
Accrued pension obligations, net	-	1,228
Puttable instrument financial liabilities	3,936	7,761
Other	916	-
Total long-term liabilities	304,148	280,109
Total liabilities	618,857	623,848

EQUITY

Capital stock, fully paid	383,116	382,746
Treasury stock	(68,980)	(68,610)
Contributed surplus	13,037	13,037
Retained earnings	398,448	399,574
Accumulated other comprehensive income (loss)	(26,051)	3,840
Shareholders’ equity	699,570	730,587
Non-controlling interests	171	6,188
Total equity	699,741	736,775
	$1,318,598	$1,360,623

PAGE 15/16

MFC INDUSTRIAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2013 and 2012
(Audited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2013	2012
Net Sales	$806,831	$479,507
Equity income	7,107	6,152
Gross revenues	813,938	485,659

Costs and Expenses:
Costs of sales	710,355	406,708
Impairment of available-for-sale securities	517	4,265
Impairment of interest in resource properties	6,077	42,631
Selling, general and administrative	63,092	47,737
Share-based compensation – selling, general and
administrative	–	9
Finance costs	15,172	11,634
	795,213	512,984

Income (loss) from operations	18,725	(27,325)

Other items:
Exchange differences on foreign currency transactions	(1,820)	7,108
Change in fair value of puttable instrument financial
liabilities	(826)	(77)
Bargain purchase	–	218,679

Income before income taxes	16,079	198,385

Income tax (expense) recovery:
Income taxes	(1,574)	8,528
Resource property revenue taxes	(5,003)	(5,902)
	(6,577)	2,626

Net income for the period	9,502	201,011
Net loss (income) attributable to non-controlling interests	163	(867)
Net income attributable to owners of the parent company	$9,665	$200,144

Basic earnings per share	$0.15	$3.20
Diluted earnings per share	$0.15	$3.20

Weighted average number of common shares
outstanding
- basic	62,552,126	62,555,438
- diluted	62,756,791	62,555,438

PAGE 16/16

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC INDUSTRIAL LTD. Suite 1620 – 400 Burrard Street Vancouver, British Columbia V6C 3A6

2.	Date of Material Change:

The material change described in this report occurred on March 22, 2014.

3.	News Release:

On March 24, 2014, MFC Industrial Ltd. (the "Company") issued a news release through the facilities of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change:

On March 24, 2014, the Company announced the following appointments: (i) James M. Carter was appointed Chief Financial Officer of the Company; (ii) Peter Kellogg was appointed Chairman of the board of directors of the Company; and (iii) Dr. Shuming Zhao was appointed a director of the Company to fill the vacancy created by the recent passing of Robert Ian Rigg. In addition, the Company announced that the board of directors of the Company had determined to declassify the Company's staggered board structure and had terminated the Shareholders Rights Plan dated November 11, 2013 between the Company and Computershare Inc., as Rights Agent (the "Rights Plan").

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

On March 22, 2014, the board of directors of the Company appointed James M. Carter as Chief Financial Officer, Peter Kellogg as Chairman of the board of directors of the Company and Dr. Shuming Zhao as a director of the Company to fill the vacancy created as a result of the recent passing of Robert Ian Rigg. James M. Carter is a Chartered Accountant with over 40 years of experience in both public and private companies, with an emphasis on the commodities sector and international business markets. He has served as Vice President of the Company for over 15 years. He has also served as an officer and director of a number of private and publicly traded companies.

The board of directors of the Company also terminated the Rights Plan in accordance with its terms and determined to declassify the Company's board structure. Currently, directors of the Company are divided into three classes, serving staggered three-year terms. It is intended that amendments to the Company's Articles will be presented to the Company's shareholders in connection with the declassification of the board of directors at the Company's next annual general meeting.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change and this report:

Michael Smith
President and Chief Executive Officer
Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

March 31, 2014